UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 32)*

AFFINITY GAMING

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

1330 Avenue of the Americas

16th Floor

New York, NY 10019

(212) 595-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL AFFINITY OWNER, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,405,831

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,405,831

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,405,831

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company), HC (Control Person)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL AFFINITY HOLDINGS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,405,831

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,405,831

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company), HC (Control Person)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL HG, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,320,869

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,320,869

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.3% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,633,265

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,633,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.6% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,695,283

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,695,283

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.1% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,262,505

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,262,505

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.9% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

1	Name of Reporting Persons Z CAPITAL PARTNERS II-B, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,912,515

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,912,515

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4%(1)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,633,265

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,633,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.6% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,503,575

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,503,575

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 51.5% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,870,302

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,870,302

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.4% (1)

14	Type of Reporting Person (See Instructions) PN

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,373,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,373,877

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 99.8% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,373,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,373,877

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 99.8% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL GROUP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,405,831

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,373,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,405,831

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company), HC (Control Person)

(1)   See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons ZENNI HOLDINGS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,405,831

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,373,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,405,831

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company), HC (Control Person)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons JAMES J. ZENNI, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,405,831

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,373,877

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,405,831

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100% (1)

14	Type of Reporting Person (See Instructions) IN, HC (Control Person)

(1)           See Item 5 hereto.

SCHEDULE 13D

Item 1.                                 Security and Issuer.

This Amendment No. 32 to Schedule 13D (“Amendment No. 32”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 through Amendment No. 31 previously filed with the SEC. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by the following:

On January 31, 2017, affiliates of Z Capital Partners, L.L.C. (collectively, “Z Capital”) completed the previously announced acquisition of the Issuer pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 22, 2016, by and among the Issuer, Z Capital Affinity Owner, L.L.C., a Delaware limited liability company controlled by Z Capital (“Parent”), and Affinity Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Parent (the “Merger”).

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

The information in Item 3 above is incorporated herein by reference.

In connection with the Merger, all of the members of the Issuer’s board of directors resigned, with the exception of James J. Zenni, Jr., who remains as the sole director of the Issuer.  There were no changes to the Issuer’s executive management team, though the new board of directors intends to appoint Martin Auerbach to serve as General Counsel of the Issuer, subject to receipt of all required approvals of applicable governmental authorities (at which time Marc Rubinstein would be removed in such capacity).  Additionally, the Issuer’s charter and bylaws were amended in accordance with the Merger Agreement.

Upon consummation of the Merger, Z Capital contributed to Parent the 8,418,616 shares of Common Stock owned by Z Capital prior to the Merger.  In addition, pursuant to the Merger Agreement, all non-Z Capital shares were cancelled and converted into the right to receive $17.35 per share.  Also pursuant to the Merger Agreement, the Company issued Parent an additional 11,987,215 shares of newly authorized common stock, $0.01 par value (equivalent to the number of shares cancelled and converted into the right to receive merger consideration in connection with the Merger).  Accordingly, the Issuer has become a wholly owned subsidiary of Parent, and Parent intends to cause the Issuer to file a Form 15 to de-register the Common Stock under Section 12 of the Exchange Act.

Except as set forth herein, no Reporting Person has any present plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of its intentions regarding, any or all of the foregoing.

Item 5.                                 Interest in the Securities of the Issuer.

Item 5 is hereby amended and supplemented by the following:

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote (3)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Z Capital Affinity Owner, L.L.C.	20,405,831	100%	0	20,405,831	0	20,405,831
Z Capital Affinity Holdings, L.L.C.	20,405,831	100%	0	0	0	20,405,831
Z Capital HG, L.L.C. (1)	3,320,869	16.3%	0	0	0	3,320,869
Z Capital Partners Fund Holdings I, L.L.C. (1)	5,633,265	27.6%	0	0	0	5,633,265
Z Capital Partners II, L.P. (1)	3,695,283	18.1%	0	0	0	3,695,283
Z Capital Partners II-A, L.P. (1)	4,262,505	20.9%	0	0	0	4,262,505
Z Capital Partners II-B, L.P. (1)	1,912,515	9.4%	0	0	0	1,912,515
Z Capital Partners I, L.P. (1)	5,633,265	27.6%	0	0	0	5,633,265
Z Capital Partners GP I, L.P. (1)	10,503,575	51.5%	0	0	0	10,503,575
Z Capital Partners GP II, L.P. (1)	9,870,302	48.4%	0	0	0	9,870,302
Z Capital Partners UGP, L.L.C. (1)	20,373,877	99.8%	0	0	0	20,373,877
Z Capital Partners, L.L.C. (1)	20,373,877	99.8%	0	0	0	20,373,877
Z Capital Group, L.L.C. (1)	20,405,831	100%	0	20,405,831	0	20,373,877
Zenni Holdings, LLC (1)	20,405,831	100%	0	20,405,831	0	20,373,877
James J. Zenni, Jr. (1)	20,405,831	100%	0	20,405,831	0	20,373,877

(1)  Each of these reporting persons own, or may be deemed to be the beneficial owner of, membership interests in Z Capital Affinity Holdings, L.L.C. (“Holdings”) and therefore may be deemed to be the beneficial owner of shares of the Issuer based on such Reporting Person’s pro rata ownership of membership interests in Holdings.  Each of these reporting persons disclaims beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein.

(2)  This calculation is based on the 20,405,831 shares of Common Stock issued to, or contributed to, Parent upon consummation of the Merger.

(3) Pursuant to the operating agreements of Holdings and Parent, Z Capital Group, L.L.C. owns 100% of the voting interests of Holdings and Parent.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

The information in Items 3, 4 and 5 is incorporated herein by reference.

Item 7.                                 Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit	Description
Exhibit 99.38

Joint Filing Agreement, dated as of February 1, 2017 by and among Z Capital Affinity Owner, L.L.C.; Z Capital Affinity Holdings, L.L.C.; Z Capital HG, L.L.C.; Z Capital Partners Fund Holdings I, L.L.C.; Z Capital Partners II, L.P.; Z Capital Partners II-A, L.P.; Z Capital Partners II-B, L.P.; Z Capital Partners I, L.P.; Z Capital Partners GP I, L.P.; Z Capital Partners GP II, L.P.; Z Capital Partners UGP, L.L.C.; Z Capital Partners, L.L.C.; Z Capital Group, L.L.C.; Zenni Holdings, LLC; and James J. Zenni, Jr.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2017

Z CAPITAL HG, L.L.C.
By:	Z Capital Partners GP I, L.P., Managing Member
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.
By:	Z Capital Partners I, L.P., Managing Member
By:	Z Capital Partners GP I, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II-A, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS I, L.P.
By:	Z Capital Partners GP I, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS GP I, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS GP II, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL GROUP, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	Sole Member

JAMES J. ZENNI, JR.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.

Z CAPITAL PARTNERS II-B, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL AFFINITY OWNER, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President, Secretary and Treasurer

Z CAPITAL AFFINITY HOLDINGS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President, Secretary and Treasurer